SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ANTHONY CRANE RENTAL HOLDINGS, L.P.

ANTHONY CRANE HOLDINGS CAPITAL CORPORATION

(Name of Applicants)

800 Waterfront Drive

Pittsburgh, Pennsylvania 15222

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
12 3/8% Senior Discount Debentures Due 2009	$48,000,000 in principal amount at maturity

Approximate date of proposed public offering:     Upon completion of the Applicants’ Exchange Offer and Consent Solicitation (as each such term is defined herein), presently anticipated to be on or about May 14, 2003.

Name and address of agent for service:	With copies sent to:

Arthur J. Innamorato, Jr., President	Lance Balk, Esq.
c/o Maxim Crane Works	Kirkland & Ellis
800 Waterfront Drive	Citigroup Center
Pittsburgh, Pennsylvania 15222	153 East 53rd Street
(412) 320-4900	New York, New York 10022
(212) 446-4800

THE APPLICANTS HEREBY AMEND THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE TWENTIETH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT; OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANTS.

EXPLANATORY NOTE

This pre-effective Amendment No. 2 has been filed in response to comments received by the staff of the Securities and Exchange Commission to the Applicants’ Pre-effective Amendment No. 1 to Form T-3 filed by the Applicants on March 28, 2003. Those items which have not been amended and restated by this Amendment No. 2 remain as set forth in the Applicants’ Amendment No. 1 to Form T-3.

GENERAL

2.	Securities Act Exemption Applicable.

The Applicants are consummating an Exchange Offer and Consent Solicitation, as described in the offering memorandum attached hereto as Exhibit 3E, pursuant to which the Applicants will exchange each $1,000 face amount of their currently outstanding 13 3/8% Senior Discount Debentures Due 2009 (the “Old Debentures”) for a new issuance $1,000 face amount of 12 3/8% Senior Discount Debentures Due 2009 (“New Debentures”) (such exchange, to be known here in as the “Exchange Offer”). The New Debentures will be issued under an indenture, which is the subject of this application, to be entered into by and among the Applicants and U.S. Bank National Association, as trustee (the “New Debenture Indenture”). A copy of the New Debenture Indenture is attached hereto as Exhibit 3C.

In connection with the Exchange Offer, the Applicants are seeking consents (the “Consent Solicitation”) to amend that certain indenture dated as of July 22, 1998 by and between the Applicants and U.S. Bank National Association, as successor trustee, pursuant to which the Old Debentures were issued (the “Old Debenture Indenture”). Pursuant to the Consent Solicitation, the Old Debenture Indenture would be amended to remove substantially all the covenants from the Old Debenture Indenture and certain defaults or events of default under the Old Debenture Indenture.

The New Debentures and the New Debenture Indenture will differ from the Old Debentures and the Old Debenture Indenture in a number of ways. The interest on the New Debentures accruing through and including the February 1, 2004 interest payment date will not be paid in cash, but will accrete as additional principal at a rate of 16 3/8% per annum. All interest accruing on the New Debentures for periods after February 1, 2004 will be payable in cash on each interest payment date, beginning on August 1, 2004, at a rate of 12 3/8% per annum. Additional principal, representing the amount that would have accreted on the Old Debentures for the six month period ended February 1, 2003 had the rate on the Old Debentures been 16 3/8% per annum rather than 13 3/8% per annum, will be added to the New Debentures. The maturity date on the New Debentures will be shortened six months to February 1, 2009. Also, the definition of “Permitted Indebtedness” in the Incurrence of Indebtedness and Issuance of Preferred Stock covenants under the New Debenture Indenture will be modified to allow the incurrence, without regard to our fixed charge coverage ratio, of debt under our credit facilities in an amount not to exceed the aggregate amount of any and all obligations now or hereafter arising under our credit facilities. For a complete description of the differences between our Old Debentures and New Debentures, please see the Offering Memorandum attached hereto as Exhibit 3E(1).

Holdings directly and indirectly owns 99% of the outstanding partnership interests of Anthony Crane Rental, L.P. (“Rental”). Rental, together with its wholly owned subsidiary Anthony Crane Capital Corporation (“Crane Capital”), currently have outstanding $155,000,000 principal amount of 10 3/8% Senior Notes due 2008 (the “Old Notes”). Concurrently with the Exchange Offer and Consent Solicitation with respect to the Old Debentures discussed above, Rental and Crane Capital shall also consummate an exchange offer and consent solicitation, on substantially the same terms as the Exchange Offer and Consent Solicitation, for the Old Notes.

There have not been, and there are not to be, any sales of securities of the same class by the Applicants or by or through an underwriter at or about the same time as the Exchange Offer and Consent Solicitation.

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In connection with the restructuring of the debt of the Applicants, the Applicants have retained CIBC World Markets Corp. to provide financial restructuring advice.

The Applicants believe that the issuance of the New Debentures is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(9) of the Securities Act, as an exchange by the Applicants with their existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. To the extent that Section 3(a)(9) does not exempt from registration the issuance of the New Debentures, the Applicants are also relying upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Upon completion of the Consent Solicitation, the Applicants will pay a consent fee (the “Consent Fee”) in the aggregate amount of $190,000 payable pro rata (based on the principal amount of Old Debentures held) to Holders of Old Debentures who validly deliver their consent in the Consent Solicitation to the Indenture Amendments for the Old Debenture Indenture.

The Applicants have not made and will not make any cash payment to any holder of Old Debentures.

3.	Contents of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 9 consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as Trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

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Exhibit Number	Exhibit Name
Exhibit 3A(1)	Certificate of limited partnership of Holdings incorporated by reference to Exhibits 3.1 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3A(2)	Amended and Restated Agreement of Limited Partnership of Holdings incorporated by reference to Exhibit 3.2 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3A(3)	Certificate of Incorporation of Holdings Capital incorporated by reference to Exhibit 3.3 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3B	By-laws of Holdings Capital incorporated by reference to Exhibit 3.4 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3C**	Form of New Debenture Indenture governing the New Debentures
Exhibit 3E(1)*	Offering Memorandum delivered to the holders of the Old Debentures in connection with the Exchange Offer and Consent Solicitation
Exhibit 3(E)(2)*	Form of Letter of Transmittal and Consent and Waiver
Exhibit 3(E)(3)*	Form of Notice of Guaranteed Delivery
Exhibit 3(E)(4)**	Amendment No. 1 to the Offering Memorandum delivered to the holders of the Old Debentures in connection with the Exchange Offer and Consent Solicitation
Exhibit 3F*	Cross reference sheet showing the location in the New Debenture Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act
Exhibit 25.1**	Form T-1 qualifying U.S. Bank National Association as Trustee under the New Debenture Indenture

*	Previously filed.
**	Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Anthony Crane Rental Holdings, L.P., a limited partnership organized and existing under the laws of the State of Pennsylvania and Anthony Crane Holdings Capital Corporation, a corporation organized and existing under the laws of the State of Delaware have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Pittsburgh, and State of Pennsylvania, on the 1st day of May, 2003.

ANTHONY CRANE RENTAL HOLDINGS, L.P.

By: ACR Management, L.L.C., its General Partner

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr.
Title: President

ANTHONY CRANE HOLDINGS CAPITAL CORPORATION

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr. Title: President

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